UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

PANDORA MEDIA, INC.
(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE
(Title of Class of Securities)

698354107
(CUSIP Number)

Keith Meister
Patrick J. Dooley, Esq.
Corvex Management LP
667 Madison Avenue
New York, NY 10065
(212) 474-6700

Jeffrey L. Kochian
Akin Gump Strauss Hauer & Feld LLP
One Bryant Park
New York, NY 10036
(212) 872-8069
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 16, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 698354107

1.	Name of Reporting Person: CORVEX MANAGEMENT LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: DELAWARE
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 20,762,824*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 20,762,824*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,762,824*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.8%*†
14.	Type of Reporting Person (See Instructions): PN, IA

(*)	See Item 5.
†	Includes all Shares (as defined below) beneficially owned by all Reporting Persons and excludes cash-settled swaps disclosed in Item 5.

CUSIP No. 698354107

1.	Name of Reporting Person: KEITH MEISTER
2.	Check the Appropriate Box if a Member of a Group (See Instructions): (a) [ ] (b) [X]
3.	SEC Use Only:
4.	Source of Funds (See Instructions): AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 20,762,824*
	8.	Shared Voting Power: 0
	9.	Sole Dispositive Power: 20,762,824*
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 20,762,824*†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]
13.	Percent of Class Represented by Amount in Row (11): 8.8%*†
14.	Type of Reporting Person (See Instructions): IN, HC

(*)	See Item 5.
†	Includes all Shares (as defined below) beneficially owned by all Reporting Persons and excludes cash-settled swaps disclosed in Item 5.

This Amendment No. 2 supplements the information set forth in the Schedule 13D filed by Corvex Management LP and Keith Meister with the United States Securities and Exchange Commission (the “SEC”) on May 16, 2016, as previously amended (the “Schedule 13D”), relating to the shares of Common Stock, par value $0.0001 per share (the “Shares”), of Pandora Media, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is supplementally amended as follows.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons used the working capital of the Corvex Funds to purchase the 20,762,824 Shares reported herein.  The total purchase price for the Shares reported herein was approximately $218,051,554.

Various of the Reporting Persons may effect purchases of securities through margin accounts maintained for the Corvex Funds with brokers, which extend margin credit as and when required to open or carry positions in their margin accounts, subject to applicable federal margin regulations, stock exchange rules and such firms’ credit policies.  Positions in Shares may be held in margin accounts and may be pledged as collateral security for the repayment of debit balances in such accounts.

Item 4.	Purpose of Transaction

On February 16, 2017, Corvex exercised  over-the-counter market American-style call options with an expiration date of March 31, 2017, referencing an aggregate of 7,783,882 Shares at an exercise price of $6.80 per Share (which resulted in the termination of corresponding over-the-counter market European-style put options referencing an aggregate of 7,783,882 Shares at an exercise price of $6.80 previously sold by Corvex), and exercised listed American-style call options with an expiration date of February 28, 2017, referencing an aggregate of 1,330,800 Shares at an exercise price of $1.00 per Share.  Such exercises followed the issuance on February 14, 2017 of a Declaratory Ruling from the FCC granting specific approval for Corvex Master Fund LP to exercise stock options that would increase its non-controlling voting and equity interest in the Issuer to a 9.99% non-controlling voting and equity interest and to further increase its voting and equity interest in the Issuer, at some future time, up to and including a total non-controlling interest of 14.99% without further FCC approval.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may from time to time and at any time in the future depending on various factors, including, without limitation, the Issuer’s financial position and strategic direction, actions taken by the Board, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, take such actions with respect to their investments in the Issuer as they deem appropriate.  These actions may include, without limitation:  (i) acquiring additional Shares and/or other equity, debt, notes, other securities, or derivative or other instruments that are convertible into Shares, or are based upon or relate to the value of the Shares or the Issuer (collectively, “Securities”) in the open market or otherwise, subject to any further approval by the FCC as required under applicable law or regulation; (ii) disposing of any or all of their Securities in the open market or otherwise; (iii) engaging in any hedging or similar transactions with respect to the Securities; or (iv) proposing or considering one or more of the actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)-(b) Corvex may be deemed to be the beneficial owner of 20,762,824 Shares, which represent approximately 8.8% of the Issuer’s outstanding Shares.  By virtue of his position as control person of the general partner of Corvex, Mr. Meister may be considered to beneficially own such Shares.  The Reporting Persons may be deemed to have sole power to vote and sole power to dispose of such Shares.

The percentage calculated in the immediately foregoing paragraph is calculated based on a total of 235,287,441 Shares outstanding as of Februarry 13, 2017, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on February 16, 2017.

The Reporting Persons' advised Corvex Funds have entered into cash-settled swaps which represent economic exposure comparable to a notional interest in 3,695,715 Shares (representing economic exposure comparable to approximately 1.6% of the outstanding Shares).  Under the terms of the swaps, (i) the relevant Corvex entity will be obligated to pay to the counterparty any negative price performance of the specified notional number of Shares subject to the swaps as of the expiration date of such swaps, plus interest rates set forth in the applicable contracts, and (ii) the counterparty will be obligated to pay the relevant Corvex entity any positive price performance of the specified notional number of Shares subject to the swaps as of the expiration date of the swaps.  All balances will be settled in cash. The swaps do not give the Reporting Persons or Corvex Funds direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.  Accordingly, the Reporting Persons disclaim any beneficial ownership of any Shares that may be referenced in the swap contracts or Shares or other securities or financial instruments that may be held from time to time by any counterparty to the contracts.

The Reporting Persons may be deemed to beneficially own $15,000,000 principal amount of the Issuer’s 1.75% Convertible Senior Note due 2020, which is convertible into Shares at a conversion ratio of 60.905 Shares per $1,000 principal amount (the “Convertible Note”).  The Reporting Persons cannot currently convert the Convertible Note into Shares as its convertibility is subject to certain material contingencies outside the control of the Reporting Persons, and the Issuer has the option in its sole discretion to settle a conversion of the Convertible Note in cash rather than Shares, and as a result the Reporting Persons do not consider the Shares underlying the Convertible Note as being beneficially owned by them.

(c) The disclosure regarding the option exercises described above in Item 4 is incorporated herein by reference.  Except as set forth herein, there have been no transactions in the Shares during the sixty days prior to the date hereof by any of the Reporting Persons.

(d) The limited partners of (or investors in) each of the private investment funds for which Corvex or its affiliates acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the arrangements described herein, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2017	CORVEX MANAGEMENT LP

	By:	/s/ Keith Meister
Keith Meister
Managing Partner

Date: February 16, 2017	KEITH MEISTER

	By:	/s/ Keith Meister
Keith Meister